“Exhibit 4.8”

27 June 2007

Mr Paul Reynolds

Dear Paul

OFFER OF EMPLOYMENT

I am delighted to offer you employment with Telecom as the Chief Executive Officer. This offer is conditional on you obtaining the correct work visa and permit.

In addition to the terms and conditions set out in the Employment Agreement, you will also be entitled to the following benefits:

•	Legal and accounting fees incurred in relation to obtaining advice on the Employment Agreement up to a maximum of $20,000;

•	Taxation advice for the first 2 years of employment up to a maximum of $6,000 per annum;

•	Up to 10 business class flights per year between New Zealand and the UK for use by you and your immediate family during the first three years of your employment;

•

All reasonable relocation expenses incurred by you and your immediate family in relocating from the UK to New Zealand. Relocation expenses need to be approved in advance by the Company in line with standard policy;

•

If Telecom terminates your employment on notice or you terminate your employment due to a “fundamental change” (refer Employment Agreement) within 3 years of your commencing employment then Telecom will reimburse all reasonable relocation expenses incurred by you and your immediate family should you choose to relocate to the UK within 6 months of termination. Relocation expenses need to be approved in advance by the Company in line with standard policy;

•	Reimbursement of personal accommodation costs up to $100,000 per annum for the first two years of employment. This will be reviewable at the end of this two year period.

As provided for in the Employment Agreement you will participate in an Annual Performance Incentive (API) and a Long Term Incentive (LTI). Further details of the API and LTI schemes will be determined and documented by Telecom in appropriate scheme rules. All proposed issues of equity are subject to shareholder and regulatory approval. If any such approval is not forthcoming then each right/entitlement would be paid in cash at the equivalent value but subject to the same terms and conditions to which any equity would have been subject. The cash equivalent would be payable at the same time as any rights/entitlements in respect of equity would have vested.

A summary of the key design features of each of the schemes is as follows:

Annual Performance Incentive

Scheme summary

An API will be paid based on performance objectives set by the Board annually in consultation with the Executive. Those performance objectives will be set in a way that is fair to you in all the circumstances including taking into account both financial and non-financial criteria as well as the extent to which you have the power to influence the performance objectives. The API awarded, if any, will be determined by the Board based on Telecom and CEO performance against annual performance targets. Over-achievement of the targets may result in a maximum payment up to 175% of the target value.

An API award will be delivered 60% in cash and 40% in restricted shares (subject to shareholder approval) following the end of the financial year. The number of restricted shares to be awarded will be determined by dividing the after tax value of 40% of the award by the average closing share price for the 20 trading days prior to the date of issue. Shares granted will be restricted from sale or disposal for three years from grant, but will transfer to the benefit of the Executive on termination date if Telecom terminates employment on notice or employment is terminated by you following a “fundamental change”. Dividends will be payable on these restricted shares.

The actual performance measures for the 2007/08 API will be set by the Board in consultation with you by 30 September 2007. The measures will reflect the financial and non-financial performance objectives for the financial year and are likely to include EBITDA, capex, regulatory outcomes, transformation objectives and NZ & Australian business performance.

Long-term incentive

Scheme summary

LTI will be delivered initially as a grant of performance share rights with a zero-exercise price, subject to the approval of shareholders.

Allocation

The number of share rights issued will be calculated by dividing the LTI amount by the average closing share price for the 20 trading days prior to the effective date of the issue. The initial effective date will be the commencement date. Subsequent grants will be made in September each year.

Vesting Periods

For the initial grant of LTI only, one-third of the share rights will be eligible for vesting after 1 year, another one-third will be eligible for vesting after two years and the final one-third of the share rights will be eligible for vesting after three years. Subsequent grants of share rights are expected to be eligible for vesting after three years.

Vesting Conditions

The ability to vest any of the share rights and the number of share rights that will vest following the end of the vesting period is dependent on achievement of the performance hurdles. Unvested share rights will automatically lapse. No value will accrue to you unless Telecom’s Total Shareholder Return (TSR) meets the 50th percentile of a peer comparator group at the end of the restricted period. If on the vesting date Telecom TSR performance is equal to the 50th percentile of the comparator group then half the performance rights in a tranche become exercisable, increasing on a straight line basis such that all performance rights in a tranche may be exercised if Telecom TSR is at or above the 75th percentile of the TSR of the comparator group.

In assessing whether the performance hurdles for each grant have been met, Telecom will obtain independent data from external advisors to provide both Telecom’s TSR growth from the commencement of each grant and that of the comparator group companies. Telecom’s performance against the hurdle will then be determined by ranking each company in the peer group and Telecom in order of TSR growth from the date of issue to the date of testing for each grant. The comparator group will be determined based on advice from the external advisors.

Termination Conditions

If Telecom terminates employment on notice or you terminate your employment following a “fundamental change” then those grants of LTI that are more than halfway through their restricted period will vest on a pro-rata basis. In all other termination situations unvested grants of LTI will lapse.

Taxation (General)

To the extent possible, TCNZ agrees that all cash remuneration provided to the Executive can be salary sacrificed by the Executive and, to the extent that there is any tax benefit from doing so, it shall be to the benefit of the Executive

TCNZ and the Executive agree that the Executive can elect to receive an amount of his cash remuneration provided for under this agreement by way of employer contribution to a designated retirement fund(s). To the extent that the Executive does so elect, the tax cost to TCNZ, if any, shall be accurately factored into the Executive’s remuneration such that any reduced tax cost payable in relation to making such a contribution over deriving the remuneration directly shall be to the benefit of the Executive.

The legal form of arrangements to be entered into by TCNZ and the Executive in relation to implementing any benefit involving restricted shares that this is effected by means of a gross bonus payment, PAYE to be deducted and the after tax amount applied by the Executive in the purchase of the shares. To the extent that the restricted shares do not vest, the Executive shall only be required to give back to TCNZ the relevant restricted shares (for no consideration) and to repay to TCNZ only that of the relevant PAYE payment made by TCNZ that the Executive is able to obtain a refund from Inland Revenue (at that the time that refund is obtained).

Conclusion

You are entitled to a reasonable opportunity to seek independent advice regarding the proposed terms and conditions of your employment before signing the Agreement.

If you wish to accept this offer of employment, then please sign both copies of the Employment Agreement and return one copy to us. You should retain the other copy for your records.

If you have any questions please do not hesitate to contact us.

Yours sincerely

Wayne Boyd

Chairman

Board of Directors

Telecom Corporation of New Zealand

In executing this letter, I Paul Reynolds agree that I have read and understood the provisions of this employment agreement. I have been advised that I am entitled to seek independent advice regarding the terms and conditions of this employment agreement and I have been given a reasonable opportunity to do so. I hereby accept this offer of employment on the terms and conditions set out in this letter and the enclosed Employment Agreement.

Signed by Paul Reynolds

In the presence of

Witness

Occupation

Residence

“Exhibit 4.8”

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and

PAUL REYNOLDS

EMPLOYMENT AGREEMENT

AGREEMENT dated 27th June 2007

PARTIES

Telecom Corporation of New Zealand Limited (“Company”)

Paul Reynolds (“Executive”)

AGREEMENT

1	DEFINITIONS AND INTERPRETATION

Definitions

In this Agreement, unless the context otherwise requires, the following terms shall bear the following meanings:

“Base Remuneration” means the sum specified in Schedule A or such sum to which the Base Remuneration may be reviewed in accordance with clause 6.3;

“Board” means the board of directors of Telecom Corporation of New Zealand Limited or, where applicable, any committee of the board to which the board has delegated any of its powers;

“Commencement Date” means 17 September 2007 or such other date as may be agreed by the parties (which shall be no later than 30 September 2007);

“Financial Year” means a period of 12 months commencing on 1 July and ending on the following 30 June or such other period as may be chosen by the Company as its financial year;

“Fundamental Change” means where:

(a)	the Executive is no longer the chief executive officer of a company listed on either the New Zealand Stock Exchange or the Australian Stock Exchange (or equivalent stock exchange operating in either New Zealand or Australia); and

(b)	the terms and conditions of the Executive’s employment are materially different from those set out in this Agreement and such changes are as a result of (a) above;

“Group” means Telecom Corporation of New Zealand Limited and all subsidiary and associated companies of Telecom Corporation of New Zealand Limited;

“Initial Period “ means the period of 3 years from the Commencement Date; and

“Restricted Period” means:

(a)	the greater of 12 months’ from the date of termination of the Executive’s employment (howsoever caused), or the balance of the unexpired period of the Initial Period where the Executive’s employment is terminated by either party prior to the expiry of the Initial Period; or

(b)	one year from the date of termination of the Executive’s employment (howsoever caused) where the Executive’s employment is terminated by either party following the expiry of the Initial Period.

Interpretation

1.2	In this Agreement, unless the context otherwise requires:

(a)	headings are for convenience only and shall not affect interpretation;

(b)	a reference to the Company is a reference also to the Company’s assigns or successors;

(c)	references to sections, clauses or schedules are references to sections, clauses and schedules in this Agreement unless otherwise specifically stated; and

(d)	references to “$” or “dollars” are references to the currency of New Zealand.

2.	POSITION

2.1	The Company agrees to employ the Executive and the Executive agrees to be employed in the position of Chief Executive Officer of the Company on the terms set out in this Agreement.

3.	TERM

3.1	This Agreement will continue until terminated in accordance with either clause 20, 21, 22, 23 or 24.

4.	LOCATION

4.1	The Executive’s principal place of work shall be the Group’s New Zealand offices in Auckland.

4.2	Other than in the performance of his duties or for the purposes of leave the Executive shall reside in New Zealand.

5.	DUTIES

Responsibilities

5.1	The Executive shall diligently and conscientiously discharge his duties as Chief Executive Officer of the Company. The scope and content of the Executive’s responsibilities shall be those usually associated in New Zealand and Australia with the position of a chief executive officer of a public listed company and as may be directed from time to time by the Board. Such responsibilities will include appointment as a director of subsidiaries of the Company as deemed appropriate by the Board from time to time. The Company shall provide the Executive with the reasonable resources he requires in order to complete all of his duties, including provision of facilities, competent personnel and support.

General obligations

5.2	The Executive shall, in carrying out his duties and responsibilities:

(a)	promptly and fully comply with, and carry out, all policies, rules and directions established or given by the Board;

(b)	except as expressly permitted in accordance with clause 12.1, devote the whole of his efforts exclusively to the discharge of those duties and responsibilities; and

(c)	diligently and faithfully serve the Company, using his best endeavours to promote and protect the interests of the Company.

Senior management team

5.3	The responsibilities of the Executive shall include, in consultation with the Board, recruiting and maintaining, at competitive compensation levels, key executives required to accomplish the strategies of the Company.

General authority

5.4	The Executive shall be empowered with the appropriate and customary authority to conduct business on behalf of the Company and, subject to any policies and financial limits on his authority from time to time set by the Board, to commit the Company to reasonable and valid business expenditures consistent with his position.

6.	REMUNERATION

6.1	The Executive’s total remuneration for the period up to 30 June 2008 is set out in Schedule A (“Total Remuneration”) and comprises:

(a)	Base Remuneration,

(b)	annual performance incentive, as set out in clause 7.1; and

(c)	long term incentive, as set out in clause 7.2.

6.2	Base Remuneration will be payable in regular monthly instalments in accordance with the Company’s pay cycle. Total Remuneration compensates the Executive for all work required to perform his duties and responsibilities. The Company reserves the right to change the pay cycle.

Review of Total Remuneration

6.3	The Executive’s Total Remuneration will be reviewed for the Financial Year of the Company commencing on 1 July 2008 and at the end of each Financial Year of the Company thereafter. Any increase in the Total Remuneration will be determined by the Board at its sole discretion taking into a range of factors including individual performance and market relativities for comparative roles in Australasian companies.

Deduction of Benefits

6.4	If the Executive elects to take any benefits offered by the Group as part of his employment with the Company (for example motor vehicle and car parking), the cost of such benefits plus any associated fringe benefit tax will be deducted from the Base Remuneration.

7.	PERFORMANCE INCENTIVES

Annual Performance Incentive

7.1	The Executive is entitled to participate in an annual performance incentive. Any payment made to the Executive will be determined annually based on the performance objectives and at the discretion of the Board. The Board may amend or revoke the terms of the incentive at its discretion.

Long Term Incentive

7.2	The Executive is entitled to participate in a long term incentive. Any award or payment made to the Executive will be determined annually at the discretion of the Board. The Board may amend or revoke the terms of the incentive at its discretion.

8.	BUSINESS TRAVEL

8.1	All travel and business expenses incurred by the Executive while carrying out the business of the Group will be reimbursed by the Company in accordance with the Company policy.

9.	TELECOMMUNICATIONS AND IT SERVICES

9.1	The Executive shall be provided at the Company’s expense, with the use of a full range of the Company’s telecommunications products and services, including a mobile telephone for the Executive, internet and facsimile services and a computer at the Executive’s home.

10.	HOURS OF WORK

10.1	The Executive shall work whatever hours (including during weekends and on statutory and other holidays) required in order to perform the Executive’s duties and responsibilities.

11.	LEAVE

11.1	The Executive shall be entitled to six weeks’ paid annual leave (effective from the Commencement Date) in accordance with Company policy. This entitlement includes the two traditional Company holiday days provided by the Company to its employees.

11.2	Annual leave must be taken during the year, or within 12 months following the expiry of the year, in which such entitlement arises. All annual leave will be taken at the times that have previously been agreed with the Chairman of the Board.

11.3	The Executive may take special leave for sickness and bereavement in accordance with the Company policy which applies from time to time.

12.	OTHER BUSINESS INTERESTS

12.1	While employed by the Company the Executive may not assume other responsibilities such as directorships, shareholdings or other responsibilities involving related or unrelated business or other interests without the prior written approval of the Chairman of the Board.

12.2	In the event that the clause is breached, the Company shall give written notice to the Executive of the action required to remedy the breach. If the breach is not remedied within 30 days of notice being given, the Company may terminate the Executive’s employment in accordance with clause 24.

13.	INTELLECTUAL PROPERTY OWNERSHIP

13.1	Any invention, improvement, design, process, system, customer lists, agency agreement, purchase agreement, copyright, confidential or proprietorial works, business information, and other intellectual property created, made or discovered by the Executive during the period of the Executive’s employment by the Company (whether capable of being patented, registered or otherwise protected or created, made or discovered in the course of the Executive’s employment and for the avoidance of doubt, includes any such material created outside of work hours, whether or not in conjunction with the Company’s resources and expertise), shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company and shall not be disclosed or used by the Executive for any purpose other than for the benefit of the Company.

13.2	The Executive, if and whenever required so to do (whether during or after the termination of the Executive’s employment) shall at the expense of the Company apply or join in applying for letters patent, registration, filing or other similar protection in New Zealand or any other part of the world for such invention, improvement, design, process, system, copyright, proprietorial works, or other intellectual property created, made or discovered and execute all instruments and do all things reasonably required by the Company for vesting the relevant letters patent or other similar protection and all rights, title and interests in and to the same reside in the Company absolutely as sole legal and beneficial owner.

13.3	The Executive irrevocably appoints the Chairman of the Board as the Executive’s attorney with full power to act in the name and on behalf of the Executive in fulfilling all of the obligations set out in clause 13.2 as fully and effectually as the Executive could do personally.

14.	PROTECTION OF PROPRIETARY INTERESTS

Confidentiality

14.1	The Executive must not, either during his employment (otherwise than in the performance of his duties) or thereafter, without the prior written consent of the Chairman of the Board, disclose to any person (and during his employment the Executive will use his best endeavours to prevent the disclosure by him or any other person to any person) of any information concerning the interests, business or finances of the Group and/or any employee or customer of the Group which has come to his knowledge during his employment.

Return of records

14.2	All files, records and other documents used or prepared by the Executive during his employment are the property of the Group and must, on termination of employment or upon request by the Company, be returned to the Company together with all copies.

Importance of maintaining confidentiality

14.3	The importance to the Group of maintaining the confidentiality of its customers’ affairs, its own affairs, and its information resources is such that a breach of the provisions of this clause will be regarded seriously and, in appropriate circumstances, justify summary dismissal of the Executive.

Restricted activities

14.4	The Executive must not, while employed and for the Restricted Period in New Zealand or Australia (or in any other country in which the Group operates in any substantial manner), without the prior written consent of the Chairman of the Board, do any of the following:

(a)	encourage or persuade, or attempt to encourage or persuade, any customer or supplier of any member of the Group to terminate or restrict their trade relationship with that Group member; or

(b)	solicit, or endeavour to entice away from the relevant member of the Group, any employee of any member of the Group (provided, however, that this sub-paragraph (b) shall not apply in respect of any employee of the Group whose employment with the Group was terminated at the instigation of the employer); or

(c)	be directly or indirectly interested or involved (whether as an employee, independent contractor, consultant, director, shareholder, partner or in any other capacity) in a business in the telecommunications or information services or internet sectors where any member of the Group is now or then operating and whether such interest or involvement is in or with the entity conducting the relevant business or in or with another entity which has a direct or indirect ownership interest in the entity conducting the relevant business.

Restraints reasonable

14.5	The Executive and the Company consider the restraints contained in this clause 14 to be reasonable and intend the restraints to operate to the maximum extent. If these restraints:

(a)	are void as unreasonable for the protection of the interests of the Company and the Group; and

(b)	would be valid if part of the wording was deleted or the period or area or activity was reduced,

the	restraints will apply with the modifications necessary to make them effective.

Restraints independent

14.6	The restraints contained in this clause 14 are separate, distinct and several, so that the unenforceability of any restraint does not affect the enforceability of the other restraints.

Acknowledgements by Executive

14.7	The Executive acknowledges that:

(a)	he will obtain confidential information concerning the business, clients and finances of the Group;

(b)	disclosure of confidential information could materially harm the Group;

(c)	the restrictive covenants contained in this clause are reasonable and necessary for the protection of the goodwill of the Group;

(d)	his terms of employment (including his total remuneration package) have been assessed by him as reasonable consideration for the covenants given by him in this clause 14; and

(e)	the remedy of damages may be inadequate to protect the interests of the Group and the relevant member of the Group shall be entitled to seek and obtain injunctive relief, or any other remedy, in any Court.

15.	HEALTH AND SAFETY

15.1	The Executive is required to comply with the Company health and safety policies, guidelines and processes, and in particular to take all practical steps to ensure his own fitness for work and the safety of himself and others in the workplace. The Executive is required to maintain his ability to perform his duties safely and effectively. The Executive must advise the Board of any medical condition (including any stress-related symptoms) which may impact on his ability to perform his duties safely and/or effectively.

16.	COMPANY POLICIES AND PROCEDURES

16.1	The Group has a range of policies, practices and guidelines that may apply to the Executive. These cover such diverse topics as incentive scheme rules, internet and email use, health and safety and harassment and discrimination.

16.2	The Executive must observe and comply with all rules, codes, policies and procedures in force from time to time in the Company provided that such policies and procedures do not conflict with, or are not inconsistent with, this Agreement. The Company may revoke or amend such policies or introduce new policies from time to time as it considers necessary to meet the operational requirements of the Company (provided that no such change in policy shall unilaterally change any of the terms and conditions contained in this Employment Agreement).

17.	DIRECTORSHIPS

17.1	Appointment of the Executive as a director of the Company will be put to the shareholders of the Company for approval at the next Annual General Meeting of the Company.

17.2	On termination of employment for any reason, the Executive shall immediately cease to hold any office which he has held as a consequence of his position, including but not limited to any directorships which the Executive has held as a consequence of his position.

17.3	The Executive irrevocably appoints the Chairman of the Board to be his lawful attorney for the purpose of taking all steps as may be necessary or expedient to give effect to any resignations required as a result of clause 17.

18.	INDEMNIFICATION AND INSURANCE

Indemnification

18.1	The Executive will become a party to the Deed of Indemnity for executives and directors of the Company which has been approved by the Board, a copy of which will be separately provided to the Executive.

Insurance

18.2	The Executive shall be entitled to the benefit of the insurance arrangements which the Company currently has in place for the benefit of its directors and employees.

19.	WARRANTY BY EXECUTIVE

19.1	The Executive warrants that neither the entry by him into this Agreement, nor the performance by him of his obligations under this Agreement will constitute a breach of any other employment contract, consulting agreement or other arrangement to which he is a party.

20.	TERMINATION BY EXECUTIVE ON NOTICE

20.1	The Executive must give six months’ notice in writing to terminate his employment.

20.2	Where the Executive gives notice under clause 20.1, the Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

20.3	Where the Executive gives notice under clause 20.1, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

21.	TERMINATION BY EXECUTIVE FOR FUNDAMENTAL CHANGE

21.1	The Executive may, within three months of a Fundamental Change occurring, terminate his employment. In such circumstances the Executive shall give three months’ notice in writing and receive the following payment:

(a)	where notice is given prior to the expiry of the Initial Period, an amount equal to the greater of twelve months’ Base Remuneration or Base Remuneration for the period, if any, from the end of the notice period to the end of the Initial Period and, in either case, twelve months of the annual performance incentive (at the annual target level); or

(b)	where notice is given after the expiry of the Initial Period, an amount equal to twelve months’ Base Remuneration.

21.2	Where the Executive gives notice under clause 21.1, the Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

21.3	Where the Executive elects to terminate his employment on notice under this clause 21, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

21.4	In addition to the entitlements set out in this clause, the Board shall retain sole discretion to determine any entitlements of the Executive under the annual performance incentive and the long term incentive, subject to the rules relating to the annual performance incentive and the long term incentive.

22.	TERMINATION BY THE COMPANY FOR DISABILITY

22.1	In the event the Executive is prevented by personal accident, death or ill health from carrying out his duties under this Agreement, either during the Initial Period or thereafter; and

(a)	such incapacity continues for a period of six months, or if the Executive is so incapacitated at different times for more than a total of six months in any period of 52 consecutive weeks; or

(b)	at any time, in the opinion of a medical practitioner nominated by the Company, the Executive has become permanently disabled or incapacitated,

the Company may, at its option, terminate the Executive’s employment immediately and pay the Executive a sum equal to 12 months’ Base Remuneration. All other entitlements including annual performance incentive and long term incentive shall be solely at the Company’s discretion.

23.	TERMINATION BY THE COMPANY ON NOTICE

23.1	The Company may give the Executive three months’ notice in writing to terminate his employment for any or no reason. In such circumstances the Executive shall receive the following payment:

(a)	where notice is given prior to the expiry of the Initial Period, an amount equal to the greater of twelve months’ Base Remuneration or Base Remuneration for the period, if any, from the end of the notice period to the end of the Initial Period and, in either case, twelve months of the annual performance incentive (at the annual target level); or

(b)	where notice is given after the expiry of the Initial Period, an amount equal to twelve months’ Base Remuneration.

23.2	The Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

23.3	Where the Company elects to terminate the Executive’s employment on notice under this clause 23, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

23.4	In addition to the entitlements set out in this clause, the Board shall retain sole discretion to determine any entitlements of the Executive under the annual performance incentive and the long term incentive, subject to the rules relating to the annual performance incentive and the long term incentive.

24.	TERMINATION BY THE COMPANY WITHOUT NOTICE

24.1	Notwithstanding anything in clauses 20, 21, 22 or 23 the Company may terminate the Executive’s employment either during the Initial Period or thereafter without notice if:

(a)	the Company considers that the Executive is guilty of serious misconduct which justifies summary dismissal; or

(b)	the Executive commits an act of bankruptcy or compounds with his creditors.

24.2	On termination of the Executive’s employment pursuant to clause 24.1, the Company shall pay to the Executive only his Base Remuneration and accrued statutory holiday pay to the date of termination. All other entitlements including annual performance incentive and long term incentive shall be forfeited.

25.	SUSPENSION

25.1	Where the Company considers or suspects that any situation listed in clause 24.1 applies to the Executive it may suspend the Executive, on full pay, pending an investigation into the matter. The Executive will be entitled to comment on the results of any such investigation before a final decision is made.

26.	DEDUCTIONS

26.1	On termination of employment, or at such other times as the Company may state, the Executive consents to the Company making reasonable deductions from the Executive’s salary (including holiday pay on termination of employment) for the value of any unreturned or damaged Group property (with due allowance for fair wear and tear), holiday pay paid in advance of entitlement or any other debt owed by the Executive to the Company. The Company will give the Executive notice in writing of its intention to make a deduction, and in its notice it will set out the reason for the deduction, the amount that will be deducted and, if appropriate, the period of time over which the deduction will be made.

27.	GOVERNING LAW

27.1	This Agreement shall be governed by New Zealand law.

28.	EMPLOYMENT RELATIONSHIP PROBLEMS

28.1	The parties agree that personal grievances, disputes and employment relationship problems should be resolved between the parties if at all possible.

28.2	Personal grievances and disputes that cannot be settled by agreement between the parties will be determined in accordance with the Employment Relations Act 2000. The Employee must raise any personal grievance with the Company within 90 days of the date on which the personal grievance occurred or came to the notice of the Employee. The Employee’s attention is drawn to the explanation of services available to resolve employment relationship problems attached as Schedule B to this agreement.

29.	ENTIRE CONTRACT

29.1	This Agreement together with the Executive’s Letter of Offer and all policies and other documents referred to in this Agreement (whether currently existing or established from time to time by the Board) constitutes the entire agreement between the Company and the Executive and supersedes all previous representations, negotiations, commitments and communications either written or oral between the Company and the Executive.

29.2	The Executive acknowledges in entering into this Agreement that:

(a)	the Executive has had the opportunity to take legal advice prior to signing it; and

(b)	the Executive is entering into the Agreement freely; and

(c)	the terms and conditions of employment set out in the contract and in particular clauses 12, 14, 16, 19, 20, 21, 22, 23 and 24 are fair and reasonable.

EXECUTION

SIGNED on behalf of TELECOM CORPORATION OF NEW ZEALAND LIMITED by its Chairman Wayne Boyd in the presence of:

Signature of witness

Occupation

City/town of residence

SIGNED by PAUL REYNOLDS in the presence of:

Signature of witness

Occupation

City/town of residence

SCHEDULE A

TOTAL REMUNERATION EFFECTIVE 17 SEPTEMBER 2007

Total Base Remuneration		$1,750,000 per annum
Inclusive of all optional benefits and associated FBT

Annual Performance Incentive	Annual Target Value	$1,750,000 per annum
	Maximum Target Value	$3,062,500 per annum

Long-term Incentive	Annual Target Value	$1,750,000 per annum

SCHEDULE B

PLAIN ENGLISH EXPLANATION OF SERVICES AVAILABLE TO RESOLVE

“EMPLOYMENT RELATIONSHIP PROBLEMS”

Employment relationship problems

If any employment relationship problem arises, the Executive should discuss the issue directly with the Chairman of the Board. The Company believes that it is in everyone’s interests if problems are addressed as soon as possible and to this end it would like the opportunity to correct the situation.

An employment relationship problem includes a problem that may exist between an employer and employee. Employment relationship problems may be:

(a)	a personal grievance;

(b)	a dispute about the application, interpretation or operation of the employment agreement; or

(c)	any other problem arising out of or relating to the employment relationship.

The Executive must notify the Board if he intends to pursue a personal grievance claim against the Company. This must be done within 90 days from the date of the act that caused the personal grievance.

If the problem is not sorted out in discussions between the Company and the Executive, it may then be referred to mediation. Mediation is provided by the Mediation Service. To mediate an employment relationship problem, either the Company or the Executive may contact an office of the Department of Labour.

If the employment relationship problem cannot be resolved in mediation, it may be referred by either party to the Employment Relations Authority.

If either party is unhappy with the Authority’s decision, it may appeal to the Employment Court within 28 days of the Authority’s decision.